UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company)

Grupo Iusacell, S.A. de C.V.

(Name of Person(s) Filing Statement)

Series V Shares

American Depositary Shares

(each representing 100 Series V Shares)

(Title of Classes of Securities)

40050B 20 9 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Russell A. Olson

Executive Vice President and Chief Financial Officer

Grupo Iusacell, S.A. de C.V.

Prolongación Paseo de la Reforma 1236

Colonia Santa Fe

Delegación Cuajimalpa

05348 Mexico, D.F.

Telephone: 5255 5109-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Lawrence Goodman

Jeffrey N. Ostrager

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 696-6000

☐ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 initially filed with the Securities and Exchange Commission (“SEC”) on July 14, 2003 (as previously amended, the “Schedule 14D-9”) by Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (the “Company”) relating to the offer by Movil Access, S.A. de C.V. (“Movil Access”), a sociedad anónima de capital variable organized and existing under the laws of Mexico and wholly-owned subsidiary of Biper, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico, to purchase for cash (i) all of the outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.05712180 per Series V Share and (ii) all of the outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 5.712180 per ADS upon the terms and conditions of the U.S. Offer to Purchase, dated June 30, 2003 and the related ADS Letter of Transmittal, which were filed as exhibits to the Tender Offer Statement on Schedule TO filed by Movil Access with the SEC on June 30, 2003 (as amended by Amendment No. 1 to Schedule TO filed by Movil Access with the SEC on July 17, 2003).

The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Background of the Transaction”:

On July 24, 2003, Fintech Mobile Inc., a Delaware corporation and wholly owned subsidiary of Fintech, filed with the SEC a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Fintech Schedule TO”), thus commencing an offer (the “Fintech U.S. Offer”) to purchase for cash (i) all of the outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.1142436 per Series V Share and (ii) all of the outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 11.42436 per ADS upon the terms and conditions of the U.S. Offer to Purchase, dated July 24, 2003 (as amended or supplemented, the “Fintech U.S. Offer to Purchase”) and the related ADS Letter of Transmittal, which were filed as exhibits to the Fintech Schedule TO.

On July 24, 2003, the Company received a letter from the Verizon Shareholders and Vodafone (the “Shareholders Company Letter”) informing the Company that the Principal Shareholders would not withdraw the Verizon Shares and the Vodafone Shares from the Offers and, as a result, would not tender any Securities into the Fintech Offers.

On July 24, 2003 the Verizon Shareholders and Vodafone sent a letter to Fintech (the “Shareholders Fintech Letter”) informing Fintech that they had sent the Shareholders Company Letter.

On July 25, 2003, Fintech Mobile filed with the SEC an Amendment No. 1 to the Fintech Schedule TO and amended the Fintech U.S. Offer to Purchase (i) increasing the price offered per Series V Share in the U.S. Offer from the U.S. dollar equivalent of Ps. 0.1142436 to the U.S. dollar equivalent of Ps. 0.2284872, (ii) increasing the price offered per ADS from the U.S. dollar equivalent of Ps. 11.42436 to the U.S. dollar equivalent of Ps. 22.84872, and (iii) extending the expiration date of the Fintech U.S. Offer to 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on Thursday, August 28, 2003, unless extended. According to the Amendment No. 1 to the Fintech Schedule TO, Fintech will transfer to Citibank, N.A., as escrow agent, an additional US$20.0 million by the end of the U.S. business day on July 29, 2003, the scheduled expiration of the Offers.

On July 25, 2003, the Board of Directors and the Audit Committee of the Company received a letter (the “Second Fintech Company Letter”) from Fintech, expressing Fintech’s view that the Fintech Offers are superior to the Offers and are in the best interest of the Company’s shareholders and other stakeholders and that the Board of Directors should recommend that the shareholders of the Company participate in the Fintech Offers. In the Second Fintech Company Letter, Fintech also expressed its belief that a decision not to recommend the Fintech Offers “would be a violation of the legal obligations of the members of the Board of Directors.” Fintech also stated that, if the Board of Directors of the Company did not recommend the Fintech Offers, Fintech would contact the CNBV and other Mexican governmental authorities to make sure that they are fully satisfied that the Company complied with all relevant procedural requirements and that the decision of the Board of Directors of the Company is consistent with applicable law.

On July 25, 2003, the Verizon Shareholders and Vodafone received a letter from Fintech (the “Fourth Fintech Shareholders Letter”) informing the Principal Shareholders of the Second Fintech Company Letter and of the increase in the price offered per Series V Share and ADS in the U.S. Offer.

On July 25, 2003, the Company received a letter from the Verizon Shareholders and Vodafone (the “Second Shareholders Company Letter”) stating that they would not withdraw the Verizon Shares and the Vodafone Shares from the Offers and, as a result, would not tender any Securities into the Fintech Offers.

On July 25, 2003, the Company held a General Ordinary Meeting of Shareholders, in which the shareholders of the Company approved all of the proposals of the Board of Directors. Among other resolutions, the shareholders of the Company accepted the resignation of all the members of the Board of Directors, which resignations shall become effective upon the consummation of the Offers. The shareholders of the Company elected new members of the Board of Directors designated by Movil Access with effect from the consummation of the Offers.

On July 25, 2003, a telephonic meeting regarding the Fintech Offers was held at which a majority of the members of the Board of Directors participated and discussed the Board of Directors’ position with respect to the Fintech Offers and the effect of the Fintech Offers on the position of the Board of Directors with respect to the Offers.

On July 25, 2003, the Board of Directors of the Company acted by Unanimous Written Consent to adopt its position on the Fintech Offers in accordance with applicable Mexican regulations. This position was reflected in a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Fintech Offers filed with the SEC on July 28, 2003.

The descriptions of the Shareholders Company Letter, the Shareholders Fintech Letter, the Second Fintech Company Letter, the Fourth Fintech Shareholders Letter and the Second Shareholders Company Letter (collectively, the “Letters”) contained in this statement are qualified in their entirety by reference to the Letters which are filed as exhibits and incorporated by reference into this statement.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph after the paragraph entitled “Tender by Principal Shareholders” in the section entitled “Reasons for Position of the Board of Directors”:

Viability of the Fintech Offers.    The offer price in the Fintech Offers represents an offer price of approximately four times the offer price in the Offers. However, pursuant to the Acquisition Agreement, the Series A Shares and Series V Shares owned by the Principal Shareholders (other than Series V Shares formerly held in the form of ADSs) have already been tendered in the Mexican Offer by the Escrow Agent on behalf of the Principal Shareholders. Pursuant to the Acquisition Agreement, the Verizon Shareholders have already converted and tendered their Series V Shares formerly held in the form of ADSs in the Mexican Offer. The Company has been informed by the Verizon Shareholders and Vodafone that they will not withdraw the Verizon Shares and the Vodafone Shares from the Offers and, as a result, will not tender any Securities into the Fintech Offers. One of the conditions to the Fintech Offers is that the number of Securities validly tendered into the Fintech Offers (and not withdrawn) shall be equal to at least seventy percent (70%) of the outstanding Securities on a fully diluted basis (the “Minimum Condition”). Fintech Mobile has reserved the right to waive the Minimum Condition, but has not indicated whether it intends to do so. Furthermore, Fintech Mobile has reserved the right to withdraw the Offers if any person acquires a majority of the Securities. If the Offers are consummated, and the Fintech Offers are not withdrawn, the Minimum Condition could only be satisfied (unless such condition is waived by Fintech Mobile) if Movil Access were to tender its Securities in the Fintech Offers. Under the Acquisition Agreement, Movil Access is subject to restrictions on its ability to dispose of its Securities without the consent of the Principal Shareholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Acquisition Agreement – No Dispositions.”

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits thereto:

Exhibit No.

(a	)(12)

Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit (A)(7)(G) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a	)(13)

Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit (A)(7)(H) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a	)(14)

Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit (A)(7)(I) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a	)(15)**

Letter, dated July 25, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Grupo Iusacell, S.A. de C.V.

(a	)(16)**	Letter to Shareholders, dated July 28, 2003

(a	)(17)**	Press Release, dated July 28, 2003

**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRUPO IUSACELL, S.A. DE C.V.

By:	/s/ CARLOS ESPINAL G
Name: Carlos Espinal G.
Title: Chief Executive Officer

By:	/s/ RUSSELL A. OLSON
Name: Russell A. Olson
Title: ExecutiveVice President and Chief Financial Officer

Date: July 28, 2003

EXHIBIT INDEX

Exhibit No.

(a)(1)	Press Release, dated June 13, 2003 (incorporated herein by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company with the SEC on June 16, 2003)

(a)(2)*	Letter to Shareholders, dated July 14, 2003

(a)(3)*	Press Release, dated July 15, 2003

(a)(4)*	Press Release, dated July 18, 2003

(a)(5)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 17, 2003)

(a)(6)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 17, 2003)

(a)(7)*	Press Release, dated July 18, 2003

(a)(8)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 18, 2003)

(a)(9)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 18, 2003)

(a)(10)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 of Schedule TO filed by Fintech Advisory Inc. with the SEC on July 22, 2003)

(a)(11)*	Press Release, dated July 23, 2003

(a)(12)	Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit (A)(7)(G) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a)(13)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit (A)(7)(H) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a)(14)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit (A)(7)(I) of Amendment No. 1 to Schedule TO filed by Fintech Advisory Inc. with the SEC on July 25, 2003)

(a)(15)**	Letter, dated July 25, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Grupo Iusacell, S.A. de C.V.

(a)(16)**	Letter to Shareholders, dated July 28, 2003

(a)(17)**	Press Release, dated July 28, 2003

(e)(1)	Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 6 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(2)	Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, as escrow agent (incorporated herein by reference to Exhibit 7 of Schedule 13D/A filed by Vodafone Americas B.V. with the SEC on June 13, 2003)

(e)(3)	Shareholders Agreement, dated as of March 30, 2001, by and among Grupo Iusacell, S.A. de C.V., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic International, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. (incorporated herein by reference to Exhibit 2(a) of the Annual Report on Form 20-F for fiscal year 2000 (File No. 001-14938) of Grupo Iusacell, S.A. de C.V.)

(e)(4)*+	Confidentiality Agreement, dated as of June 16, 2003, by and among Grupo Iusacell, S.A. de C.V., Movil Access, S.A. de C.V., Biper, S.A. de C.V., TV Azteca, S.A. de C.V., Elektra, S.A. de C.V., and Unefon, S.A. de C.V.

(e)(5)*	Form of Verizon Retention Agreement (Foreign)

(e)(6)*	Form of Verizon Retention Agreement (Local)

*	Previously filed.
**	Filed herewith.
+	Exhibit originally in the Spanish language. Pursuant to Rule 306 of Regulation S-T, an English translation was previously provided.